# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Karyopharm Therapeutics Inc., CIK 0001503802
CUSIP: 48576U205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 85 WELLS AVENUE,, SECOND FLOOR,, NEWTON,, Massachusetts (MA), 02459
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 619,089; sole dispositive power 0; shared dispositive power 619,089; aggregate amount beneficially owned 619,089 (2.67% of the class)
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 619,089; sole dispositive power 0; shared dispositive power 619,089; aggregate amount beneficially owned 619,089 (2.67% of the class)
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 619,089; sole dispositive power 0; shared dispositive power 619,089; aggregate amount beneficially owned 619,089 (2.67% of the class)

## Item 1. Issuer
Name of issuer: Karyopharm Therapeutics Inc.
Address of issuer's principal executive offices: 85 WELLS AVENUE, SECOND FLOOR, NEWTON, MA, 02459

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund") and (iii) James Silverman with respect to warrants directly held by the Fund. The Adviser serves as investment adviser to the Fund. Mr. Silverman exercises control over the Adviser. The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Securities Exchange Act, the beneficial owner of the warrants reported herein.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Delaware James Silverman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, the Fund beneficially owned 619,089 shares of common stock issuable upon exercise of warrants (the "Warrants") that are immediately exercisable. The percentage reported herein is based on 22,543,316 shares of common stock outstanding as of March 26, 2026, as reported by the Issuer in an 8-K filed with the Securities and Exchange Commission on March 27, 2026, plus the shares of common stock issuable upon exercise of the Warrants.
Percent of class: 2.67
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 619,089.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 619,089.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (05/11/2026)
- Opaleye, L.P.: /s/ James Silverman, General Partner (05/11/2026)
- James Silverman: /s/ James Silverman, Individually (05/11/2026)